UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 1)(†)
AMERISTAR CASINOS, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
03070Q 10 1

(CUSIP Number)
PETER C. WALSH
3773 HOWARD HUGHES PARKWAY, SUITE 490S
LAS VEGAS, NEVADA 89169
(702) 567-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
OCTOBER 19, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

†	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAMES OF REPORTING PERSONS Estate of Craig H. Neilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		31,528,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,528,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,528,400 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO – (3)
(1)	The securities beneficially owned by the Estate of Craig H. Neilsen (the “Estate”) were acquired as a result of the death of Craig H. Neilsen on November 19, 2006. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(2)	Includes 420,000 shares previously disclosed as subject to exercisable options. Such options have subsequently been exercised.

(3)	The Reporting Person is an estate to which the securities reported herein passed upon the death of Craig H. Neilsen.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAMES OF REPORTING PERSONS Ray H. Neilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (4)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		203,568 (5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,528,400 (6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		203,568 (5)

WITH	10	SHARED DISPOSITIVE POWER

31,528,400 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,731,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(4)	Ray H. Neilsen was named as co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(5)	Includes 60,968 shares subject to options exercisable within 60 days. These options have been granted pursuant to standard Company option plans.

(6)	Includes 31,528,400 shares held by the Estate.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAMES OF REPORTING PERSONS Gordon R. Kanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (7)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,732,826 (8)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

31,732,826 (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,732,826

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(7)	Gordon R. Kanofsky was named as co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(8)	Includes 31,528,400 shares held by the Estate. Also includes 12,000 shares held by the Kanofsky Family Trust Dated January 27, 1998 (the “Kanofsky Trust”), of which Mr. Kanofsky and his spouse are co-trustees, and 192,426 shares subject to options which are exercisable within 60 days, which options are also held by the Kanofsky Trust. These options have been granted pursuant to standard Company option plans.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES
     This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2006 (as amended hereby, the “Schedule 13D”), by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ameristar Casinos, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby amended to include the following information:
     As a result of Craig H. Neilsen’s death, his Estate acquired beneficial ownership of 31,528,400 shares of Common Stock (the “Shares”), of which 420,000 Shares were subject to then currently exercisable stock options. The options were subsequently exercised. Mr. Neilsen’s estate plan provides for 25,000,000 Shares to pass from the Estate through the Craig H. Neilsen Revocable Trust (the “Trust”) to The Craig H. Neilsen Foundation (the “Foundation”), a private foundation that is primarily focused on spinal cord injury research and treatment. The estate plan also provides for 1,000,000 Shares to pass from the Estate through the Trust to the Ray H. Neilsen Trust, and for the balance of the Shares to pass from the Estate through the Trust to Ray H. Neilsen either by specific or residuary bequest.
     The co-personal representatives of the Estate, Ray H. Neilsen and Gordon R. Kanofsky (the “Co-Representatives”*), are also the successor co-trustees of each of the Trust, the Ray H. Neilsen Trust and the Foundation. They were additionally elected Co-Chairmen of the Board of the Company on November 19, 2006, and serve, respectively, as Senior Vice President and Executive Vice President of the Company.
     The Co-Representatives are in the process of administering the Estate. The Co-Representatives currently anticipate that the federal estate tax return for the Estate will be filed by mid-February 2008, and in connection therewith they intend to elect to defer and pay in installments a substantial portion of the estate taxes payable, as permitted by the Internal Revenue Code and applicable regulations thereunder (the “Code”). Pursuant to this election, the Estate will be required to make annual payments of interest on the principal amount of deferred estate taxes through August 2011, followed by 10 annual payments of principal and interest. The Code permits the Internal Revenue Service to audit the estate tax return, including with respect to the amount of estate tax payable by the Estate, generally for up to three years following the filing of the return.
     The instruments comprising the estate plan of Craig H. Neilsen (the “Estate Plan Documents”) do not establish a fixed period for distribution of the Shares to the Foundation or other beneficiaries, and the Shares currently remain held by and under the control of the Co-Representatives on behalf of the Estate. The Co-Representatives will evaluate from time to time when to distribute the Shares and may choose to defer distribution of the Shares until an audit, if any, by the Internal Revenue Service is completed and any differences resolved. In addition, the disposition of the Shares on behalf of the Estate by the Co-Representatives, through distribution or otherwise, may require approval of the court overseeing probate of the Estate.
     The Foundation’s ownership of Shares following any distribution to it would be subject to requirements of the Code that the Foundation and its “disqualified persons,” as defined by the Code, reduce their aggregate ownership to less than 20% of

*	Probate proceedings for the Estate have been opened in Idaho and Nevada. Letters testamentary have been issued in the Idaho probate naming Ray H. Neilsen and Gordon R. Kanofsky as Co-Personal Representatives and letters testamentary have been issued in the Nevada probate naming Ray H. Neilsen and Gordon R. Kanofsky as Co-Executors. Any reference to the Co-Representatives is deemed to refer to Ray H. Neilsen and Gordon R. Kanofsky, in their representative capacity, in both probate proceedings.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES
the voting securities of the Company within five years of the Foundation’s receipt of Shares, subject to certain exceptions. Trustees of the Foundation and Ray H. Neilsen, as the son of the major donor to the Foundation, are considered to be disqualified persons with respect to the Foundation. In addition, the Code generally requires the Foundation annually to make expenditures for charitable grants and certain administrative expenses of the Foundation equal to at least 5% of assets held by the Foundation (the “Minimum Distribution Requirements”), which is in excess of the current dividend rate of the Common Stock.
     Under the Estate Plan Documents, so long as the Estate owns the Shares, the Co-Representatives are empowered to sell Shares to satisfy obligations of the Estate, and, with the consent of a distributee of Shares, to deliver net proceeds of sale to such distributee in lieu of Shares themselves. Since the Co-Representatives are also co-trustees of the Foundation and the Ray H. Neilsen Trust, and Ray H. Neilsen is the only other distributee, the Co-Representatives currently have effective authority, but are not compelled, to sell any and all of the Shares while held on behalf of the Estate.
     Since the passing of Craig H. Neilsen, the Co-Representatives have undertaken, and intend to continue, to review and evaluate on an ongoing basis the Estate’s holdings of the Shares, and have engaged and may in the future engage legal, tax, accounting, financial and other advisors to assist in such ongoing review and evaluation, including the evaluation of strategic alternatives that may become available with respect to the Estate’s holdings in the Company. Such review and evaluation has included and will include reference to factors specific to the Estate and its distributees, some of which may not be relevant to other shareholders of the Company. These factors include among other things: (i) alternative investment opportunities for distributees of the Shares; (ii) a comparison of the effects over various time periods to the various distributees of holding a diversified investment portfolio with the holding of the Shares; (iii) the legal (including fiduciary) duties of the Co-Representatives; (iv) liquidity requirements over time of the Estate and its distributees for estate taxes, the Minimum Distribution Requirements and other obligations; (v) tax considerations; and (vi) the length of time it may take to consummate a transaction involving a greater than ten percent equity interest in the Company in light of regulatory requirements under state gaming laws.
     In addition, such review and evaluation has included and will include reference to factors that are not specific to the Estate and its distributees, such as: (i) the Company’s financial condition, operations, prospects, capital structure, and developments affecting the Company; (ii) the value and price of the Company’s Common Stock; (iii) other business developments, competitive and strategic matters and prevailing industry and market conditions in the markets in which the Company now or may in the future operate; (iv) global and U.S. stock market and economic conditions; and (v) the regulatory environment affecting the Company and potential or actual changes in law or government regulations. There may be other considerations in addition to those described in this and the preceding paragraph deemed relevant by the Co-Representatives from time to time when reviewing and evaluating their holding of the Shares on behalf of the Estate.
     In reviewing and evaluating all of these considerations, the Co-Representatives, in their fiduciary capacities, have specifically focused on, and expect to continue to weigh, the relative risks and benefits of diversification as compared to maintaining the Estate’s current holdings of the Shares, as well as the tax, liquidity and other effects of a long-term holding of the Shares as compared to dispositions of Shares in the near to intermediate term.
     While the Co-Representatives are under no current compulsion to engage in any transaction or support any transaction by the Company, on the basis of their ongoing review and evaluation, the Co-Representatives may at any time determine with or without additional notice to support or pursue one or more strategic alternatives to maintaining the Estate’s current ownership of the Shares, including without limitation engaging in sales of all or part of the Estate’s holdings or participating in a transaction or series of transactions or taking other actions with the purpose or

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES
effect of influencing or changing control over the Company. Such alternatives may include, without limitation, (1) a merger or other form of business combination or extraordinary or other negotiated transaction, (2) a transaction involving the Company’s transfer or disposition of a material amount of assets and (3) open market transactions in the Company’s Common Stock. There is no assurance, however, whether or when any transaction may result from the Co-Representatives’ ongoing review and evaluation.
     In connection with their ongoing review, the Co-Representatives, in their representative capacities, may discuss, evaluate and explore with other members of management and the board of directors of the Company, and express their views and provide advice concerning, the Company’s business and operations, the value of the Company and its businesses, potential strategic alternatives and opportunities that may enhance shareholder value, and other issues that might affect the Co-Representatives’ evaluation of alternatives. In addition, as directors and officers of the Company, Ray H. Neilsen and Gordon R. Kanofsky may have influence over the corporate activity of the Company, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4.
     Each of Ray H. Neilsen and Gordon R. Kanofsky disclaim beneficial ownership of securities held by the other that are not held as Co-Representatives on behalf of the Estate and reserve the right to deal with such securities separately from how they deal with the Shares.
     Except as set forth in this Schedule 13D, the reporting persons do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of this Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:
(a)-(b)	The response of each of the Estate, Ray H. Neilsen and Gordon R. Kanofsky with respect to rows 7, 8, 9, 10, 11, 12 and 13 of their respective cover pages are incorporated herein by reference.

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 22, 2007

ESTATE OF CRAIG H. NEILSEN
By:	/s/ RAY H. NEILSEN
	Name:	Ray H. Neilsen
	Title:	Co-Personal Representative

By:	/s/ GORDON R. KANOFSKY
	Name:	Gordon R. Kanofsky
	Title:	Co-Personal Representative

/s/ RAY H. NEILSEN
RAY H. NEILSEN

/s/ GORDON R. KANOFSKY
GORDON R. KANOFSKY

CUSIP NO. 03070Q101	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, dated as of December 15, 2006, by and among the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on December 15, 2006).